Exhibit 99.1

October 3, 2024	TSX.V: GRZ NR-24-19

GOLD RESERVE PROVIDES UPDATE ON DELAWARE PROCEEDINGS

Toronto, Ontario – October 3, 2024 – Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) provides the following update on the sale and bidding process (the “Sale Process”) for the purchase of the common shares of PDV Holdings, Inc. (“PDVH”), the indirect parent company of CITGO Petroleum Corp. (“CITGO”), managed by the Special Master (the “Special Master”) appointed by the U.S. District Court for the District of Delaware (the “Delaware Court").

This update is qualified in its entirety by reference to such documentation which is available on the Public Access to Court Electronic Records (“PACER”) system in the Delaware Court proceedings, including in Crystallex International Corporation v. Bolivarian Republic of Venezuela, 1:17-mc-00151-LPS (D. Del.).

On October 1, 2024, the Delaware Court held an in-person hearing on various issues concerning the Sale Process, including the status of the “Notice of Special Master’s Recommendation” (“Notice”) filed on September 27, 2024. At the hearing, multiple parties expressed substantial objections to the bid for the purchase of the PDVH shares attached to the Special Master’s Notice. The Special Master stated inter alia that the bid was non-binding.

On October 2, 2024, the Delaware Court issued orders covering the rulings made at the hearing, including the following:

•	The court cancelled the Sale Hearing scheduled for November 19, 2024.

•	The court ordered the Special Master and all parties to meet and confer and file a joint status report by October 18, 2024, setting out the parties’ positions on various issues concerning how the Sale Process should now proceed.

•	The court ordered further submissions on the Special Master’s “Motion to Enjoin the Alter Ego Claimants from Enforcing Claims Against the Republic or PDVSA by Collecting from PDVH or its Subsidiaries in Other Forums.”

•	The court denied without prejudice the motion filed by the Bolivarian Republic of Venezuela and Petróleos de Venezuela, S.A. for a 4-month pause of the Sale Process.

“We welcome the rulings made by the Delaware Court at the October 1, 2024 hearing and look forward to further participating in these proceedings and obtaining further clarity on the open issues concerning Sale Process,” said Paul Rivett, Executive Vice Chair. “In the interim, Gold Reserve continues to consider all of its options concerning the Sale Process.”

On Behalf of the Board of Directors

Paul Rivett
Executive Vice-Chairman

Gold Reserve Inc. Contact

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634

Cautionary Statement Regarding Forward-Looking statements

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. They are frequently characterized by words such as "anticipates", "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", "positioned" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements contained in this press release include, but are not limited to, statements relating to the Sale Process, the Proposed Sale Transaction and any Potential Transaction (as defined below).

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual events, outcomes or results of Gold Reserve to be materially different from our estimated outcomes, results, performance, or achievements expressed or implied by those forward-looking statements, including but not limited to: the Sale Process may not be consummated, including that it may not result in a sale of the PDVH Shares to any person, including to the Buyer; the Company may not receive any monies under the Sale Process, including under the Proposed Sale Transaction, any potential transaction of the Company solely or with one or more other parties ( “Potential Transaction”) in relation to the sale of PDVH Shares pursuant to the Sale Process, including, but not limited to: complying with the topping bid terms under the Proposed Purchase Agreement, discretion of the Special Master to otherwise considering any Potential Transaction, entering into any discussions or negotiation with respect thereto and that the Special Master may reject any Potential Transaction including without limitation because the Special Master’s view is that the Potential Transaction is not of sufficient value, does not sufficiently take account of the PDVSA 2020 Notes, does not have sufficient certainty of closing and/or for any other reason; the form of consideration and/or proceeds that may be received by the Company in any Potential Transaction; that any Potential Transaction, and/or the form of proceeds received by the Company in any Potential Transaction, may be substantially less than the amounts outstanding under the Company’s September 2014 arbitral award (the “Award”) and/or corresponding November 20, 2015 U.S. judgement; the failure of the Company to put forth or negotiate any Potential Transaction, including as a result of failing to obtain sufficient equity and/or debt financing; that any Potential Transaction of the Company will not be selected as a “Successful Bid” under the Sale Process including complying with any topping bid procedures, and if selected may not close, including as a result of U.S. Department of Treasury Office of Foreign Assets Control (“OFAC ”), or any other applicable regulatory body, not granting an authorization in connection with any potential sale of PDVH Shares and/or whether OFAC changes its decision or guidance regarding the Sale Process; failure of the Company or any other party to obtain any required approvals for, or satisfy other conditions to effect, any transaction resulting from any Potential Transaction or the Potential Sale Transaction; that the Company may forfeit any cash amount deposit made due to failing to complete any Potential Transaction or otherwise; that the making of any Potential Transaction or any transaction resulting therefrom may involve unexpected costs, liabilities or delays; that, prior to or as a result of the completion of any transaction contemplated by any Potential Transaction, the business of the Company may experience significant disruptions due to transaction related uncertainty, industry conditions or other factors; the ability to enforce the writ of attachment granted to the Company; the timing set for various reports and/or other matters with respect to the Sale Process (including the Sale Motion and Sale Hearing) may not be met; the ability of the Company to otherwise participate in the Sale Process (and related costs associated therewith); the amount, if any, of proceeds associated with the Sale Process the Company may otherwise receive; the competing claims of certain creditors, the “Other Creditors” (as detailed in the applicable court documents filed with the Delaware Court) of the Bolivarian Republic of Venezuela (“Venezuela”) and/or any of its agencies or instrumentalities and the Company, including any interest on such creditors’ judgements and any priority afforded thereto; uncertainties with respect to possible settlements between Venezuela, PDVSA, and/or any of their agencies or instrumentalities, and other creditors and the impact of any such settlements on the amount of funds that may be available under the Sale Process; the ramifications of bankruptcy with respect to the Sale Process and/or the Company’s claims, including as a result of the priority of other claims; and whether Venezuela or PDVH’s parent company, Petroleos de Venezuela, S.A., or any other party files further appeals or challenges with respect to any judgment of the U.S. Court of Appeals for the Third Circuit, any judgment of the U.S. District Court of Delaware, or any judgment of any other court in relation to the Company’s right to participate in any distribution of proceeds from the Sale Process (including any Potential Transaction or the Potential Sale Transaction). This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, see the Company’s Management’s Discussion & Analysis for the period ended June 30, 2024, Company’s Annual Information Form on Form 40-F and Management’s Discussion & Analysis for the year ended December 31, 2023 and other reports that have been filed on SEDAR+ and are available under the Company’s profile at www.sedarplus.ca and which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.